Exhibit 99.1

Ground Floor, 28 Greenhill Road, Wayville, South Australia 5067ACN112 202 883

Telephone:  +61 8 8363 0388      Facsimile: +61 8 8132 0766    www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

SUNDANCE ENERGY AUSTRALIA LIMITED QUARTERLY ACTIVITIES REPORT

Sales Volumes

Sundance Energy Australia Limited (“Sundance” or the “Company”; ASX: SEA) is pleased to announce average second quarter sales volumes of approximately 13,890 Boe/d, at the high end of second quarter sales volume guidance of 13,500 to 14,000 Boe/d.

The Company’s cumulative sales volumes for the second quarter were approximately 1,264,031 Boe. Sales volumes for the quarter comprised approximately 749,611 barrels of oil, 232,807 barrels of natural gas liquids and 1,689,678 thousand cubic feet of natural gas. Sales volumes for the period were ~59% oil by volume. The lower oil cut for the period was largely driven by the Roy Esse wells which came online at the expected oil production rate but overachieved in terms of gas production, resulting in a higher than expected gas to oil ratio (“GOR”). Year to date cumulative sales volumes were approximately 2,371,253 Boe, or 13,101 Boe/d in average daily sales with oil representing ~62% of sales volumes.

Development Activities

During the second quarter, the Company drilled the 4.0 gross (4.0 net) well HT Chapman and 4.0 gross (4.0 net) well H Harlan Bethune pads in Live Oak County. The Company also completed and turned to sales the 4.0 gross (4.0 net) well Roy Esse pad in Live Oak County and the 2.0 gross (2.0 net) well Bracken pad in McMullen County during the second quarter. The Company additionally completed the 4.0 gross (4.0 net) well Georgia Buck pad in Live Oak County, but has delayed turning those wells to sales and left them temporarily shut in to protect them while an offset operator finalizes nearby completion activities.

Midstream Update

On May 29th, Sundance and its midstream partner completed the previously announced capacity expansion of the CGP-41 gas processing plant through the installation of two additional compressors. This expansion work increased the operating gas processing capacity of the plant to 18 mmcfd, sufficient to handle Sundance’s current production in the CGP-41 area. Subsequent to this expansion, Sundance has begun working with its midstream partner to further expand CGP-41 towards its design capacity to accommodate several years of resource development growth. Similar to the initial expansion, any such subsequent expansions would be funded by Sundance’s midstream partner up to USD $10 mm cumulative capital costs.

1

Financing Activity

As previously announced, the Company’s Borrowing Base availability increased by 39% to USD $170.0 million during the spring borrowing base redetermination. The Company drew an additional USD $10mm upon its credit facility during the second quarter in order to fund development costs, for a total of USD $105mm drawn under its reserve base lending facility.

Subsequent to the end of the second quarter, the Company announced that it had entered into a definitive agreement to sell its assets in Dimmit County, TX for a purchase price of USD $29.5 million, subject to customary adjustments at closing. The sale is anticipated to close prior to the end of September 2019.

The Company continues to actively add to its robust hedge book in order to lock in appropriate price protection for its development activities. As of the date of this report, the Company has oil hedges in place for the remainder of 2019 at a weighted average floor of USD $60.36 providing price protection for approximately 8,000 barrels of oil per day, or ~81% of our remaining anticipated sales volumes (at midpoint of previously released sales guidance, assuming 63% oil cut). For 2020, the Company has oil hedges in place for 5,605 barrels of oil per day at a weighted average floor of $56.92.

Sundance Tenement Overview

The Company has over 200 leases all located within South Texas’s Eagle Ford shale in the United States of America with an average net working interest of ~86%. The Company also has a 17.5% interest in PEL 570 in Australia.

For more information, please contact:
United States:
John Roberts	Eric McCrady
VP Finance & Investor Relations	CEO and Managing Director
Tel: +1 (720) 638-2400	Tel: +1 (303) 543-5703

Australia:
Mike Hannell
Chairman
Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA. The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford.  A comprehensive overv iew of the Company can be found on Sundance’s website at www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov.

Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not lim ited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf.  Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

2

+Rule 5.5

Appendix 5B

Mining exploration entity and oil and gas exploration entity quarterly report

Introduced 01/07/96 Origin Appendix 8 Amended 01/07/97, 01/07/98, 30/09/01, 01/06/10, 17/12/10, 01/05/13, 01/09/16

Name of entity

Sundance Energy Australia Limited

ABN	Quarter ended (“current quarter”)

76 112 202 883	30 June 2019

		Year to date
	Current quarter	(6 months)
Consolidated statement of cash flows	$US’000	$US’000
1. Cash flows from operating activities
1.1 Receipts from customers	52,439	102,871
1.2 Payments for
(a) exploration & evaluation	(475)	(705)
(b) development	(35,686)	(88,705)
(c) production	(11,975)	(31,391)
(d) staff costs	(4,060)	(6,530)
(e) administration and corporate costs	(3,612)	(6,198)
1.3 Dividends received (see note 3)	—	—
1.4 Interest received	—	—
1.5 Interest and other costs of finance paid	(8,232)	(16,143)
1.6 Income taxes paid	—	—
1.7 Research and development refunds	—	—
1.8 Other (derivative settlements)	(1,042)	6,546
1.9 Net cash from / (used in) operating activities	(12,643)	(40,255)

2. Cash flows from investing activities
2.1 Payments to acquire:
(a) property, plant and equipment	(125)	(167)
(b) tenements (see item 10)	—	—
(c) investments	—	—
(d) other non-current assets	—	—

+ See chapter 19 for defined terms

1 September 2016

		Year to date
	Current quarter	(6 months)
Consolidated statement of cash flows	$US’000	$US’000
2.2 Proceeds from the disposal of:
(a) property, plant and equipment	50	50
(b) tenements (see item 10)	—	—
(c) investments	—	—
(d) other non-current assets	—	—
2.3 Cash flows from loans to other entities	—	—
2.4 Dividends received	—	—
2.5 Other (provide details if material)	—	—
2.6 Net cash from / (used in) investing activities	(75)	(117)

3. Cash flows from financing activities
3.1 Proceeds from issues of shares	—	—
3.2 Proceeds from issue of convertible notes	—	—
3.3 Proceeds from exercise of share options	—	—
3.4 Transaction costs related to issues of shares, convertible notes or options	—	—
3.5 Proceeds from borrowings	10,000	40,000
3.6 Repayment of borrowings	—	—
3.7 Transaction costs related to loans and borrowings	—	—
3.8 Dividends paid	—	—
3.9 Other (provide details if material)	(232)	(232)
3.10 Net cash from / (used in) financing activities	9,768	39,768

4. Net increase / (decrease) in cash and cash equivalents for the period
4.1 Cash and cash equivalents at beginning of period	3,923	1,581
4.2 Net cash from / (used in) operating activities (item 1.9 above)	(12,643)	(40,255)
4.3 Net cash from / (used in) investing activities (item 2.6 above)	(75)	(117)
4.4 Net cash from / (used in) financing activities (item 3.10 above)	9,768	39,768
4.5 Effect of movement in exchange rates on cash held	5	1
4.6 Cash and cash equivalents at end of period	978	978

		Current quarter	Previous quarter
		$US’000	$US’000
5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts
5.1	Bank balances	978	3,923
5.2	Call deposits	—	—
5.3	Bank overdrafts	—	—
5.4	Other (provide details)	—	—
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	978	3,923

Current quarter
$US’000
6.	Payments to directors of the entity and their associates
6.1	Aggregate amount of payments to these parties included in item 1.2	558
6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	—
6.3	Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2

6.1 Includes cash payments for fees paid to outside directors and salaries and 2018 short-term incentive (“STI”) paid to the Managing Director during the quarter. As disclosed in the Company’s 2018 Remuneration Report, the Managing Director’s 2018 STI totalled $275,000.

Current quarter
$US’000
7.	Payments to related entities of the entity and their associates
7.1	Aggregate amount of payments to these parties included in item 1.2	NIL
7.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	—
7.3	Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2

		Total facility amount at quarter end $US’000	Amount drawn at quarter end $US’000
8.	Financing facilities available Add notes as necessary for an understanding of the position
8.1	Loan facilities (1)	420,000	355,000
8.2	Credit standby arrangements (2)	—	16,400
8.3	Other (please specify)	—	—
8.4

Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

(1)         Consists of 1) $250 million syndicated second lien term loan with Morgan Stanley and 2) $250 million revolving credit facility with Natixis ($170 million borrowing base as of quarter end).  There was $105 million outstanding on the revolving credit facility at 30 June 2019, plus the letter of credit noted in 8.2.  As at 30 June 2019, the interest rate on the term loan was 10.3%, and the weighted average interest rate on the revolving credit facility was 5.2%.

(2)         The Company has $16.4 million of letters of credit in place for minimum revenue guarantees under certain of its midstream contracts.  The letters of credit reduce the amount available for borrowing under its revolving credit facility.

		$US’000
9.	Estimated cash outflows for next quarter
9.1	Exploration and evaluation	—
9.2	Development	(38,400)
9.3	Production	(15,600)
9.4	Staff costs	(2,900)
9.5	Administration and corporate costs	(1,100)
9.6	Other (provide details if material)	—
9.7	Total estimated cash outflows	(58,000)

10.	Changes in tenements (items 2.1(b) and 2.2(b) above)	Tenement reference and location	Nature of interest	Interest at beginning of quarter	Interest at end of quarter
10.1	Interests in mining tenements and petroleum tenements lapsed, relinquished or reduced	Eagle Ford	non-core expirations and administrative true-ups	49,222	47,873	(1)(2)
10.2	Interests in mining tenements and petroleum tenements acquired or increased

(1)         Excludes 5,306 net acres targeting non-Eagle Ford formations located within the same operating area.

(2)         In July 2019, the Company entered into a definitive agreement to sell its assets in Dimmit County, TX, including approximately 6,100 net acres, for a purchase price of $29.5 million, subject to customary adjustments at closing.

Compliance statement

1                                        This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2                                        This statement gives a true and fair view of the matters disclosed.

Sign here:	Date: 31 July 2019

Managing Director and Chief Executive Officer

Print name: Eric McCrady

Notes

1.                                     The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.

2.                                     If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.                                     Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.